                                                                    Exhibit 99.2



              TELEPHONE RULING ON GREENLAND/SEREN MATTER OF 11/2/00

The preliminary injunction is denied. The Plaintiff has failed to establish the probability of success on the merits of this claim. Plaintiff's First Amended Complaint focuses on the November 26, 1998 agreement; however, that agreement, by its expressed terms, expired one year later. The agreement required that modifications or amendments be in writing, signed by both parties. The Plaintiff has offered no writing establishing an extension of the November 1998 agreement. On this motion, Plaintiff has submitted insufficient evidence to establish that it is the owner of the software and related technology.